[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 20, 2018

Dominic Minore Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	TCP Capital Corp.

Dear Mr. Minore:
On March 20, 2018, TCP Capital Corp. (the “Company”) filed a reviewable post-effective amendment (the “Amendment”) to the Registration Statement on Form N-2 (File No. 333-216716) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). When declared effective pursuant to Section 8(c) of the Securities Act, the Amendment is intended to update the Registration Statement.

On behalf of the Company, for ease of reference, we submit a portable document format marked version of the Amendment indicating changes to the Pre-Effective Amendment No. 1, filed April 28, 2017 and declared effective on May 3, 2017, to the Registration Statement (the “Current Effective Registration Statement”).

The Company represents that the Amendment is substantially similar to the Current Effective Registration Statement and that the only substantive changes made to the disclosure contained in the Amendment are as follows:

o
Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock and other related updates were included in the base prospectus (as of the Company’s fiscal year end December 31, 2017).

o	The Risks section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

o
The Sales of Common Stock Below Net Asset Value section was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value.  The section is substantively similar to the corresponding section in the Amendment.

o	The Company section was revised to show current information about the Company’s investments.
o	The Management of the Company section was revised to show current information about the Company’s Directors and Officers.
o	Compensation paid to Directors and Officers was updated.
o	Fees paid to the Company’s investment adviser and its administrator were updated.
o	The Investment Portfolio chart was revised to show information as of December 31, 2017.
o	The leverage program disclosure was updated to show current information about the Company’s leverage program.
o	The tax disclosure was revised slightly.
o	Other minor factual updates.

As such, the Company hereby requests expedited review of the Amendment.  If you have any questions, please contact me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou